[CRESCENT LETTERHEAD]

December 21, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Webb

Re:	Crescent Financial Bancshares, Inc.

Registration Statement on Form S-4

Filed November 21, 2012

File No. 333-185118

Ladies and Gentlemen:

This letter is submitted in response to comments contained in the letter dated December 18, 2012 from Mark Webb of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Scott M. Custer, President and Chief Executive Officer of Crescent Financial Bancshares, Inc. (the “Company” or “Crescent”), regarding the Company’s Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with this response letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s December 18, 2012 letter. Capitalized terms used but not otherwise defined herein have the meanings given them in the Registration Statement.

General

Comment 1: Please provide the staff with the board books.

Response 1: The presentation material prepared by Sandler O’Neill + Partners, L.P. in connection with its opinion, dated September 24, 2012, to ECB’s board of directors summarized under the caption “Opinion of ECB’s Financial Advisor” is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended.  In accordance with such rule, counsel has requested that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letter, counsel also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

December 21, 2012

The presentation material prepared by Keefe Bruyette & Woods, Inc. in connection with its opinion, dated September 24, 2012, to Crescent’s board of directors summarized under the caption “Opinion of Crescent’s Financial Advisor” is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended.  In accordance with such rule, counsel has requested that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letter, counsel also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Comment 2: Please revise to include the financial projections given to the financial advisors.

Response 2: In response to the Staff’s comment, the Company has added the requested disclosure in a new section entitled “Nonpublic Financial Projections Provided to Financial Advisors” beginning on page 87 of the Amendment.

Comment 3: Please indicate how many shares you are offering. See Item 501(b)(2) of Regulation S-K.

Response 3: We respectfully advise the Staff that the existing disclosure on the cover page of the Amendment provides the requested information.

Summary, page 1

Our Recommendations to Shareholders, page 5

Comment 4: Please include a substantive reason for the merger in each subsection.

Response 4: In response to the Staff’s comment, the Company has added the requested disclosure on page 5 of the Amendment.

Material U.S. Federal Income Tax Consequences, page 8

Comment 5: You must obtain and file an Item 601(b)(8) tax opinion prior to effectiveness. Revise to state that tax counsel opined that the transaction will be tax free to shareholders. In addition, state that you filed this opinion as an exhibit to the registration statement. Also revise the main tax section in response to this comment.

Response 5: In response to the Staff’s comment, the Company has filed forms of Item 601(b)(8) tax opinions as Exhibits 8.1 and 8.2, respectively, to the Amendment and will file signed Item 601(b)(8) tax opinions as Exhibits 8.1 and 8.2, respectively, to a pre-effective amendment to the Registration Statement to be filed after the completion of the Staff’s review of this letter and the Amendment.  In addition, in response to the Staff’s comment, the requested disclosure has been added to this section and in the main tax section on pages 94 through 98 of the Amendment.

December 21, 2012

Interests of ECB Officers and Directors in the Merger that are Different Than or in Addition to Their Interests as ECB Shareholders, page 8

Comment 6: Quantify the value of the officers’ and directors’ interests in the merger that are different from the interests of other shareholders. Separately quantify the aggregate compensation they will receive from the referenced advisory board positions, employment agreements, accelerated vesting of restricted stock awards, liability insurance and retirement agreements and benefits. Also, quantify any other such benefits, including, retention bonuses, employee benefit plans, change of control agreements and option conversions. Provide full disclosure and quantification in the main section.

Response 6: In response to the Staff’s comment, the Company has revised the disclosure beginning on page 8 of the Amendment and the disclosure beginning on page 89 of the Amendment.

Comparative Historical and Unaudited Pro Forma Per Share Data, page 38

Comment 7: Please revise to include the per share equivalent data. See Item 3(f) of Form S-4.

Response 7: In response to the Staff’s comment, the Company has revised the comparative historical and unaudited pro forma per share data section beginning on page 39 of the Amendment to include the per share equivalent amounts for both VantageSouth and ECB.

Market Prices and Dividend Information, page 42

Comment 8: Please revise to provide the market price information required by Item 3(g) of Form S-4.

Response 8: We respectfully advise the Staff that the existing disclosure on page 5 of the Amendment provides the requested information.

Opinion of Crescent’s Financial Advisor, page 62

Comment 9: Disclose that KBW has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

Response 9: The Company did not provide the disclosure requested by the Staff because the disclosure relating to the fairness opinion is the Company’s disclosure and not KBW’s.

Comment 10: Please disclose any material relationship that has existed between Crescent and KBW during the last two years. Disclose the aggregate amount paid for services over the last two years whether or not they were paid in connection with this transaction. Please refer to Section 1015(b)(4) of Regulation M-A.

December 21, 2012

Response 10: In response to the Staff’s comment, the Company has added the requested disclosure on page 71 of the Amendment.

Opinion of ECB’s Financial Advisor, page 72

Comment 11: Please disclose any material relationship that has existed between ECB and Sandler O’Neill during the last two years. Disclose the aggregate amount paid for services over the last two years whether or not they were paid in connection with this transaction. Please refer to Section 1015(b)(4) of Regulation M-A.

Response 11: In response to the Staff’s comment, the Company has added the requested disclosure on page 86 of the Amendment.

Material U.S. Federal Income Tax Consequences of the Merger, page 91

Comment 12: Revise to summarize the opinions of counsel and to state that the opinions are filed as exhibits. The disclosure should be clear and unqualified that you have opinions of counsel that the merger will be treated as a Section 368(a) reorganization and that shareholders will recognize no gain or loss for shares received.

Response 12: In response to the Staff’s comment, the Company has added the requested disclosure on pages 94 through 98 of the Amendment.

Comment 13: Please revise to eliminate language the discussion is “for general information only,” page 95, and similar language.

Response 13: In response to the Staff’s comment, the Company has eliminated the language indicating that the disclosure is “for general information only” and similar language.

Information about ECB, page 146

Comment 14: Revise here or in the MD&A to disclose each loan type as a percentage of total loans and to describe the specific risks, noting which are at higher risk, and the terms and underwriting standards of each loan type. For example, the real estate loan category, comprising 78% of loans, should be further broken down into residential 1-4 family, residential multi-family, construction, commercial, etc.

Response 14: In response to the Staff’s comment, the Company has added the requested disclosure on page 153 of the Amendment.

December 21, 2012

Information about Crescent, page 224

TARP Participation, page 238

Comment 15: State the interest rate of the TARP preferred securities and the date and it will increase to 9%.

Response 15: In response to the Staff’s comment, the Company has added the requested disclosure on page 241 of the Amendment.

Certain Relationships And Related Person Transactions, 330

Comment 16: Revise the disclosure to state, if true, that all loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to item 404(a) of Regulation S-K.

Response 16: In response to the Staff’s comment, the Company has added the requested disclosure on page 332 of the Amendment.

Note F – Loans and Allowance for Loan Losses, page FA-77

Comment 17: Please revise your filing to disclose how you determine the delinquency of your acquired loan portfolio as presented in the table on page FA-82. Specifically, disclose if delinquency classification is based upon the contractual loan terms or your expectation of the loans performance determined upon acquisition of the loans.

Response 17: In response to the Staff’s comment, the Company has revised the lead-in sentence to the tables on page FA-82 to indicate that past due classifications are based upon contractual loan terms.  This approach is consistent with the Company’s policy and complies with the disclosure required by ASC 310-10-50-7A.

Comment 18: We note from the tables presented on page FA-78 that you have recognized provisions for loan losses of $397 thousand and $1.4 million and charge-offs of $693 thousand and $1.4 million for the three and nine-months ended September 30, 2012, respectively, for your home equity loan portfolio. We also note from this table that these were acquired loans that were not considered purchased credit-impaired loans. Please tell us and revise your filing to disclose your accounting policies for determining the allowance for loan losses for this loan portfolio in addition to explaining the reason(s) for the material provisions and charge-offs recorded.

Response 18: In response to the Staff’s comment, the Company has revised the disclosure on page 263 of the Amendment to include the Company’s policy for determining the allowance for loan losses for purchased non-impaired home equity loans and lines of credit and have provided explanation for the material provisions and charge-offs recorded.

December 21, 2012

Closing

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at 919.659.9000. Thank you for your time and attention.

Sincerely,

/s/ David B. Therit
David B. Therit
Senior Vice President
Principal Accounting Officer

cc:	Betty O. Temple, Esq.
Womble Carlyle Sandridge & Rice, LLP